UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Hudson Global, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

443787205

(CUSIP Number)

JEFFREY E. EBERWEIN

53 Forest Avenue, Suite 102

Old Greenwich, Connecticut 06870

(203) 409-5628

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 3, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 443787205

1	NAME OF REPORTING PERSON

JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		162,501*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

162,501*
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

162,501*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

IN

* Excludes 87,833 share units under the Issuer’s 2009 Incentive Stock and Awards Plan, as amended and restated, which are payable in shares of common stock up to 90 days following Mr. Eberwein ceasing to provide service to the Issuer, and therefore are not considered to be beneficially owned.

2

CUSIP No. 443787205

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (”Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The 162,501 Shares beneficially owned by Mr. Eberwein were acquired via a combination of purchases with personal funds in the open market and a pro rata in-kind distribution from certain funds managed by Mr. Eberwein. Such Shares excludes 87,833 share units under the Issuer’s 2009 Incentive Stock and Awards Plan, as amended and restated, which are payable in Shares up to 90 days following Mr. Eberwein ceasing to provide service to the Issuer, and therefore are not considered to be beneficially owned.

The aggregate purchase price of the 162,501 Shares purchased in the open market is approximately $4,617,764, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by the Reporting Person is based upon 2,689,920 Shares outstanding as of August 5, 2021, which is the total number of Shares outstanding based on information provided by the Issuer to the Reporting Person.

A.	Mr. Eberwein
(a)	As of the close of business on August 5, 2021, Mr. Eberwein beneficially owned 162,501 Shares.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 162,501
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 162,501
4. Shared power to dispose or direct the disposition: 0
(c)	Schedule A annexed hereto lists all transactions in the Shares of the Issuer by Mr. Eberwein during the past sixty (60) days. All of such transactions were effected in the open market pursuant to the Trading Plan.

3

CUSIP No. 443787205

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2021

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN

4

CUSIP No. 443787205

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)[1]	Date of Purchase / Sale

500	18.69[2]	6/07/2021
500	18.42[3]	6/08/2021
500	18.27[4]	6/09/2021
500	19.02	6/10/2021
489	18.29[5]	6/11/2021
500	18.06[6]	6/14/2021
500	18.50[7]	6/15/2021
500	18.14[8]	6/16/2021
500	17.82	6/17/2021
500	17.84[9]	6/18/2021
500	18.17[10]	6/21/2021
500	18.12[11]	6/22/2021
500	18.50[12]	6/23/2021
500	18.46[13]	6/24/2021
500	18.98[14]	6/25/2021
500	18.30[15]	6/29/2021
500	18.05[16]	6/30/2021
500	18.06[17]	7/01/2021
500	18.49[18]	7/02/2021
500	18.50[19]	7/06/2021
160	18.41[20]	7/07/2021
500	18.69[21]	7/08/2021
500	18.60	7/09/2021
500	19.01	7/12/2021
500	19.22	7/13/2021
500	19.19	7/14/2021
500	19.02[22]	7/15/2021
500	18.90[23]	7/16/2021
500	18.34[24]	7/19/2021
500	17.57[25]	7/20/2021
500	18.17[26]	7/21/2021
500	18.57[27]	7/22/2021
500	18.35[28]	7/23/2021
500	19.26[29]	7/26/2021
500	18.91	7/27/2021
500	19.40[30]	7/28/2021
500	18.97[31]	7/29/2021
199	18.05[32]	7/30/2021
500	18.48[33]	8/02/2021
500	18.27[34]	8/03/2021
500	17.76[35]	8/04/2021
500	18.13[36]	8/05/2021

1 The prices reported in this column are a weighted average prices. Mr. Eberwein undertakes to provide the Issuer and any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price such shares were purchased.

2 These shares were purchased in multiple transactions at prices ranging from $18.69 to $18.70, inclusive.

3 These shares were purchased in multiple transactions at prices ranging from $18.36 to $18.45, inclusive.

4 These shares were purchased in multiple transactions at prices ranging from $18.22 to $18.46, inclusive.

5 These shares were purchased in multiple transactions at prices ranging from $18.26 to $18.54, inclusive.

6 These shares were purchased in multiple transactions at prices ranging from $17.97 to $18.28, inclusive.

7 These shares were purchased in multiple transactions at prices ranging from $18.49 to $18.50, inclusive.

8 These shares were purchased in multiple transactions at prices ranging from $18.12 to $18.18, inclusive.

9 These shares were purchased in multiple transactions at prices ranging from $17.76 to $17.86, inclusive.

10 These shares were purchased in multiple transactions at prices ranging from $17.87 to $18.18, inclusive.

11 These shares were purchased in multiple transactions at prices ranging from $17.96 to $18.17, inclusive.

12 These shares were purchased in multiple transactions at prices ranging from $18.45 to $18.50, inclusive.

13 These shares were purchased in multiple transactions at prices ranging from $18.45 to $18.48, inclusive.

14 These shares were purchased in multiple transactions at prices ranging from $18.85 to $19.07, inclusive.

15 These shares were purchased in multiple transactions at prices ranging from $18.01 to $18.63, inclusive.

16 These shares were purchased in multiple transactions at prices ranging from $18.00 to $18.08, inclusive.

17 These shares were purchased in multiple transactions at prices ranging from $17.99 to $18.26, inclusive.

18 These shares were purchased in multiple transactions at prices ranging from $18.32 to $18.54, inclusive.

19 These shares were purchased in multiple transactions at prices ranging from $18.50 to $18.60, inclusive.

20 These shares were purchased in multiple transactions at prices ranging from $18.41 to $18.47, inclusive.

21 These shares were purchased in multiple transactions at prices ranging from $18.65 to $18.70, inclusive.

22 These shares were purchased in multiple transactions at prices ranging from $18.99 to $19.11, inclusive.

23 These shares were purchased in multiple transactions at prices ranging from $18.85 to $18.90, inclusive.

24 These shares were purchased in multiple transactions at prices ranging from $18.33 to $18.36, inclusive.

25 These shares were purchased in multiple transactions at prices ranging from $17.54 to $17.59, inclusive.

26 These shares were purchased in multiple transactions at prices ranging from $17.72 to $18.23, inclusive.

27 These shares were purchased in multiple transactions at prices ranging from $18.30 to $19.00, inclusive.

28 These shares were purchased in multiple transactions at prices ranging from $18.11 to $18.50, inclusive.

29 These shares were purchased in multiple transactions at prices ranging from $18.99 to $19.40, inclusive.

30 These shares were purchased in multiple transactions at prices ranging from $19.18 to $19.42, inclusive.

31 These shares were purchased in multiple transactions at prices ranging from $18.75 to $19.32, inclusive.

32 These shares were purchased in multiple transactions at prices ranging from $18.02 to $18.05, inclusive.

33 These shares were purchased in multiple transactions at prices ranging from $18.40 to $18.50, inclusive.

34 These shares were purchased in multiple transactions at prices ranging from $17.90 to $18.47, inclusive.

35 These shares were purchased in multiple transactions at prices ranging from $17.43 to $17.86, inclusive.

36 These shares were purchased in multiple transactions at prices ranging from $17.89 to $18.16, inclusive.